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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                              Commission File Number  __________



                                TOM'S FOODS INC.
                                ----------------
             (Exact name of registrant as specified in its charter)


             900 8TH STREET, COLUMBUS, GEORGIA 31902 (706) 323-2721
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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                           10.5% SENIOR SECURED NOTES*
                           ---------------------------
            (Title of each class of securities covered by this Form)


                                      NONE
                                      ----
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

* Tom's Foods Inc. (the "Issuer") registered its 10.5% Senior Secured Notes (the "Notes") under the Securities Act of 1933, as amended, pursuant to a registration statement filed on Form S-4 that was declared effective by the Securities and Exchange Commission (the "Commission") in February 1998. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the duty of the Issuer to file reports under Section 13 of the Exchange Act was suspended commencing with the fiscal year beginning January 3, 1999 because the Notes were held of record by less than 300 persons. Nevertheless, the Issuer continued to file certain reports with the Commission on a voluntary basis, pursuant to the terms of that certain Indenture between the Issuer and IBJ Schroder Bank & Trust Company, dated as of October 14, 1997, as amended by a First Supplemental Indenture dated as of February 27, 1998, which govern the Notes (the "Indenture"). On April 6, 2005, the Issuer filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Georgia. At such time, the Issuer ceased its voluntary filings of reports under Section 13 of the Exchange Act. The Issuer is filing this Form 15 to give notice of the suspension of its filing obligations, and indicate its intention to cease filing reports with the Commission under Section 13 of the Exchange Act.

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [  ]                     Rule 12h-3(b)(1)(i)      [  ]
Rule 12g-4(a)(1)(ii)    [  ]                     Rule 12h-3(b)(1)(ii)     [  ]
Rule 12g-4(a)(2)(i)     [  ]                     Rule 12h-3(b)(2)(i)      [  ]
Rule 12g-4(a)(2)(ii)    [  ]                     Rule 12h-3(b)(2)(ii)     [  ]
                                                 Rule 15d-6               [ X]

Approximate number of holders of record as of the certification or notice date:  Less than 300
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         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Tom's Foods Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 5, 2005                    By:  /s/ Kathleen McManus
                                               ---------------------------------
                                               Name:  Kathleen McManus
                                               Title: Chief Financial Officer